UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported): November 1, 2017

CombiMatrix Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-33523	47-0899439
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Goddard, Suite 100, Irvine, CA	92618
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (949) 753-0624

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 8.01.	Other Events.

As previously announced, on July 31, 2017, CombiMatrix Corporation (the “Company”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), by and among the Company, Invitae Corporation, a Delaware corporation (“Invitae”), and Coronado Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Invitae (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Invitae (the “Merger”).

Also as previously announced, on November 10, 2017 at 1:00 p.m. Pacific Time, the Company will hold a special meeting of its stockholders to vote upon the Merger and related proposals as set forth in the Company’s proxy statement for the special meeting, dated October 6, 2017, a copy of which has been provided to the Company’s stockholders of record as of September 26, 2017.

On November 1, 2017, the Company issued a press release announcing that Institutional Shareholder Services Inc. (ISS) and Glass, Lewis & Co., LLC (Glass Lewis) have both recommended that the Company’s stockholders vote “FOR” the Merger proposal in the Company’s proxy statement referred to above. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit No.	Description

99.1	Press release issued by CombiMatrix Corporation on November 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 1, 2017	COMBIMATRIX CORPORATION

	By:	/s/ SCOTT R. BURELL
Scott R. Burell
Chief Financial Officer